UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss. 24.13d-1(a) AND
              AMENDMENT THERETO FILED PURSUANT TO ss. 240.13D-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 NITROMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    654798503
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          James E. Flynn
                          Deerfield Capital, L.P.
                          780 Third Avenue, 37th Floor
                          New York, New York  10017
                          (212) 551-1600

                          With a copy to:

                          Mark I. Fisher, Esq.
                          Elliot Press, Esq.
                          Katten Muchin Rosenman LLP
                          575 Madison Avenue
                          New York, New York  10022
                          (212) 940-8800

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 23, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Capital, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,783,017 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,783,017 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,783,017 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.87% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(1) Based on 46,076,551 outstanding shares of Common Stock of the Company as of December 11, 2008, as reported in the Company's Definitive Proxy Statement, filed with the Securities and Exchange Commission on December 15, 2008.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,783,017 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,783,017 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,783,017 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.87% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(2) See footnote 1 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 4 of 11 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Management Company, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,281,497 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,281,497 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,281,497 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.12% (3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(3) See footnote 1 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 5 of 11 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Special Situations Fund International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,281,497 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,281,497 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,281,497 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.12% (4)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(4) See footnote 1 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 6 of 11 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      James E. Flynn
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,064,514 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,064,514 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,064,514 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.99% (5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

(5) See footnote 1 above.

CUSIP No. 654798503                                           Page 7 of 11 Pages

      The Schedule 13D filed on September 23, 2008, as amended by Amendment No.1 to Schedule 13D filed on December 4, 2008, as amended by Amendment No. 2 filed on December 17, 2008 by (i) Deerfield Capital, L.P. ("Deerfield Capital"), (ii) Deerfield Special Situations Fund, L.P. ("Deerfield Special Situations LP"),
(iii) Deerfield Management Company, L.P. ("Deerfield Management"), (iv) Deerfield Special Situations Fund International Limited ("Deerfield Special Situations International") and (v) James E. Flynn, a natural person ("Flynn" and collectively with Deerfield Capital, Deerfield Special Situations LP, Deerfield Management and Deerfield Special Situations International, the "Reporting Persons"), with respect to the securities of Nitromed, Inc. (the "Company") is hereby amended by this Amendment No. 3. Only those items hereby reported in this Amendment No. 3 are amended and all other items remain unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended as follows:

Due to prevailing market conditions on that day, on December 23, 2008 the Reporting Persons disposed of an aggregate of 460,831 shares of Common Stock. Deerfield Management's offer to purchase the Company for a price of $0.50 per share remains in effect. Depending upon prevailing market conditions from time to time, the Reporting Persons reserve the right to dispose of additional shares as they deem appropriate.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated as follows:

(a)
     (1)  Reporting Persons

          Number of shares:  5,064,514

          Percentage of shares:  10.99% (6)

     (2)  Deerfield Capital

          Number of shares:  1,783,017

          Percentage of shares:  3.87% (6)

     (3)  Deerfield Special Situations LP

          Number of shares:  1,783,017

          Percentage of shares:  3.87% (6)

CUSIP No. 654798503                                           Page 8 of 11 Pages

     (4)  Deerfield Management

          Number of shares:  3,281,497

          Percentage of shares:  7.12% (6)

     (5)  Deerfield Special Situations International

          Number of shares:  3,281,497

          Percentage of shares:  7.12% (6)

     (6)  Flynn

          Number of shares:  5,064,514

          Percentage of shares:  10.99% (6)

     (6) Based on 46,076,551 outstanding shares of Common Stock of the Company as of December 11, 2008, as reported in the Company's Definitive Proxy Statement, filed with the Securities and Exchange Commission on December 15, 2008.

(b)

     (1)  Deerfield Capital

          Sole power to vote or direct the vote:  0

          Shared power to vote or direct the vote:   1,783,017 shares

          Sole power to dispose or to direct the disposition:  0

          Shared power to dispose or direct the disposition:   1,783,017 shares

     (2)  Deerfield Special Situations LP

          Sole power to vote or direct the vote:  0

          Shared power to vote or direct the vote:  1,783,017 shares

          Sole power to dispose or to direct the disposition:  0

          Shared power to dispose or direct the disposition:  1,783,017 shares

     (3)  Deerfield Management

          Sole power to vote or direct the vote:  0

CUSIP No. 654798503                                           Page 9 of 11 Pages


         Shared power to vote or direct the vote:  3,281,497 shares

         Sole power to dispose or to direct the disposition:  0

         Shared power to dispose or direct the disposition:  3,281,497 shares

     (4) Deerfield Special Situations International

         Sole power to vote or direct the vote:  0

         Shared power to vote or direct the vote:  3,281,497 shares

         Sole power to dispose or to direct the disposition:  0

         Shared power to dispose or direct the disposition:  3,281,497 shares

     (5) Flynn

         Sole power to vote or direct the vote:  0

         Shared power to vote or direct the vote:  5,064,514 shares

         Sole power to dispose or to direct the disposition:  0

         Shared power to dispose or direct the disposition:  5,064,514 shares

Flynn is the managing member of the general partner of Deerfield Capital and Deerfield Management. Deerfield Capital is the general partner of Deerfield Special Situations LP Deerfield Management is the investment manager of Deerfield Special Situations International.

(c) The following table sets forth the transaction effected by the Reporting Persons in the shares of Common Stock of the Company during the 60 days prior to the date of filing of this Schedule 13D. All such transactions were purchases of the Company's Common Stock in open market transactions.

-------------------------------------------------------------------------------------------------------------
          Date                       Seller                Number of Shares of          Per Share Price
                                                            Common Stock Sold
-------------------------------------------------------------------------------------------------------------
    December 23, 2008           Deerfield Special                158,392                     $0.56
                              Situations Fund, L.P.
-------------------------------------------------------------------------------------------------------------
    December 23, 2008           Deerfield Special                291,512                     $0.56
                                 Situations Fund
                              International Limited
-------------------------------------------------------------------------------------------------------------
    December 23, 2008           Deerfield Special                 3,846                      $0.52
                              Situations Fund, L.P.
-------------------------------------------------------------------------------------------------------------
    December 23, 2008           Deerfield Special                 7,081                      $0.52
                                 Situations Fund
                              International Limited
-------------------------------------------------------------------------------------------------------------

CUSIP No. 654798503                                          Page 10 of 11 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2008


                         DEERFIELD CAPITAL, L.P.

                         By:  J.E. Flynn Capital LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         DEERFIELD SPECIAL SITUATIONS FUND, L.P.

                         By:  Deerfield Capital, L.P.

                         By:  J.E. Flynn Capital LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         DEERFIELD MANAGEMENT COMPANY, L.P.

                         By:  Flynn Management LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

                         By:  Deerfield Management Company, L.P.

                         By:  Flynn Management LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory

CUSIP No. 654798503                                          Page 11 of 11 Pages

                                       JAMES E. FLYNN

                                       /s/ Darren Levine
                                       -----------------------------------------
                                       Darren Levine, Attorney-in-Fact